EXHIBIT 99.1

O2Micro to Announce Third Quarter 2022 Results on November 4, 2022

GEORGE TOWN, Grand Cayman, Oct. 12, 2022 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, will announce its financial results for the Third Quarter ending September 30, 2022, on Friday November 4, 2022.

The press release will be followed by a conference call at 6:00 a.m. (US Pacific), 9:00 a.m. (US Eastern). You may participate using the following dial-in information:

Participants, Int'l Toll: 1-412-317-6060
Participants, US/CAN: 1-866-652-5200

A live webcast will also be available at https://event.choruscall.com/mediaframe/webcast.html?webcastid=4oe2UCmz and an online replay will be available on the website for 2 months

The Call-in Audio Replay will be available following the call from November 4, 2022, at 12:00PM Eastern Time (US & Canada) through November 11, 2022 at 12:00PM Eastern Time (US & Canada):
https://services.choruscall.com/ccforms/replay.html
Replay access code: 4066129

About O2Micro
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, Battery Management, Power Management and LED General Lighting. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg - Investor Relations, O2Micro - ir@o2micro.com
Joe Hassett - Gregory Communications - joeh@gregoryfca.com